October 28, 2010
H. Roger Schwall
John Cannarella
Mark C. Shannon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Re:	PetroChina Company Limited Form 20-F for Fiscal Year Ended December 31, 2009 File No. 1-15006
Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:
          I refer to your letter to Mr. Jiang Jiemin, dated September 7, 2010, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 (the “2009 20-F”).
          Set forth below are the Company’s responses to the comments contained in the letter dated September 7, 2010 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).
Form 20-F for Fiscal Year Ended December 31, 2009
Risk Factors, page 12
CNPC may choose to undertake, without our involvement......, page 14
1.	We note your disclosure that CNPC’s overseas asset portfolio includes oil and gas development projects in Iran and Sudan. In future filings, please also disclose that CNPC conducts business in Cuba and Syria, also identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. sanctions, as stated in your in May 28, 2010 letter to the staff.

In response to the Staff’s comment, the Company will disclose that CNPC also conducts business in Cuba and Syria in “Item 3. Key Information — Risk Factors” of the annual report on Form 20-F for the fiscal year ending December 31, 2010.
Exploring for, producing and transporting crude oil...., page 14
2.	We note your risk factor which specifies that in exploring for, producing and transporting crude oil and natural gas and producing refined products and chemical products, you have experienced accidents that have caused property damage and personal injuries and death. Please clarify which accidents you are referencing and how you considered disclosure of the specifics of such events in your filing.

The Company respectfully submits that this risk factor describes a general risk that is present throughout the oil and gas operations, which the Company believes should be alerted to the investors. However, the Company did not experience any accidents causing material property damage and personal injuries and death in 2009 that are required to be disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2009. The statement the Staff referred to alludes to the historical accidents that were disclosed in the annual reports for the relevant periods in which such accidents occurred. For example, there was a major plant explosion at Jilin Petrochemical Company on November 13, 2005, which was disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005. Another major gas blow-out incident at a gas well located in Chongqing on December 23, 2003 was disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003. The Company will continue to monitor its operations in this respect and will disclose any material accidents as they occur in future filings.
Internal Controls Over Reserve Estimates, page 25
3.	We note your disclosure that the leader of the reserve assessment directing team is responsible for the formulation of reserve development strategies; arrangement of annual reserves; and review of the reserve assessment results. Please disclose the qualifications of this individual. Refer to Item 1202(a)(7) of Regulation S-K.

The Company respectfully advises the Staff that the leader of the Company’s reserve assessment directing team is Mr. Zhao Zhengzhang, who is responsible for the Company’s overall reserve development strategies. Mr. Wang Yongxiang, one of our technical experts, is in charge of the reserve estimate of the Company. Mr. Wang is the head of the reserve estimate department under the Company’s exploration and production segment. Mr. Wang holds a master’s degree in petroleum geology. He has over 25 years of working experience in oil and gas exploration and development. He has been working in reserve study and management for many years and is a state-certified reserve valuer. Mr. Wang has been the technical person primarily responsible for overseeing the preparation of the reserves estimates, oil and gas reserve estimate technology and management since 1999.

The Company confirms that it will add this disclosure in “Item 4. Information on the Company — Our Exploration and Production Segment — Internal Controls Over Reserves Estimates” of the annual report on Form 20-F for the fiscal year ending December 31, 2010.
Reserve Table, page 26
4.	Please tell us how you considered disclosing the material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. If applicable, explain the reasons why your undeveloped reserves remain undeveloped for five years or more after disclosure as undeveloped reserves. Refer to Item 1203(b-d) of Regulation S-K.

The Company advises the Staff that in 2009, the Company converted 465.69 million barrels, or 16.1% of its total proved undeveloped reserves in crude oil as of December

31, 2008, from proved undeveloped reserves into proved developed reserves; and the Company converted 712.1 billion cubit feet, or 20.6% of its total proved undeveloped reserves in natural gas as of December 31, 2008, from proved undeveloped reserves into proved developed reserves. In 2009, the Company spent RMB 62.2 billion on developing proved undeveloped reserves. Proved undeveloped reserves were converted into proved developed reserves as a result of the drilling activities in each field. The number of wells drilled for development in each field during 2009 was shown on page 28 of 2009 20-F. The Company further advises the Staff that substantially all of its proved undeveloped reserves as shown in the 2009 20-F are scheduled to be developed within five years.

The Company confirms that it will add the above information or similar disclosure on proved undeveloped reserves in its annual report on Form 20-F for the fiscal year ending December 31, 2010.
Exploration and Development, page 28
5.	Please tell us how you considered disclosing your present activities, including the number of wells in the process of being drilled, as required by Item 1206(a-b) of Regulation S-K.

The Company respectfully advises the Staff that the information on the number of wells in the process of being drilled as of December 31, 2009 is no longer available. The Company confirms that it will disclose its present activities, including the number of wells in the process of being drilled as of a date at the end of the most recent fiscal year, starting in the annual report on Form 20-F for the fiscal year ending December 31, 2010, as required by Item 1206 of Regulation S-K.
Oil and Gas Properties, page 29
6.	If applicable, disclose the number of wells with multiple completions. Refer to Item 1208(c)(1) of Regulation S-K.

The Company respectfully advises the Staff that the information on the number of wells with multiple completions as of December 31, 2009 is no longer available. The Company confirms that it will disclose the number of wells with multiple completions as of the end of the fiscal year starting in the annual report on Form 20-F for the fiscal year ending December 31, 2010, as required by Item 1208 of Regulation S-K.
Operating Results, page 62
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 63
Consolidated Results of Operations, page 63
7.	We note your tabular disclosure which indicated that volumes of crude oil sold in 2009 increased 39% to approximately 54 million tons. Further, your tabular disclosure on page 30 reflects a marginal decrease in your 2009 annual crude oil production. Please clarify how you were able to sell more crude oil than you produced. For example, if you purchased crude oil from a third party for resale to your customers, please disclose this fact pattern in your filing. In addition, tell us and disclose how the company determines product mix and specify if there are factors other than maximizing profits in deciding which products to produce and sell.
The Company respectfully advises the Staff that it sold externally approximately 53.77 million tons of crude oil in 2009 and its annual crude oil production in 2009 set forth in the table on Page 30 of the Form 20-F for the fiscal year ended December 31, 2009 was 843.5 million barrels (equivalent to approximately 114.2 million tons). Therefore, the Company did not sell more than it produced in 2009. The Company organizes its production and determines its principal product mix in response to the changing market conditions with the purpose to maximize its profit.
Exploration and Production, page 65
8.	We note that your operating expenses decreased in 2009 primarily due to a decrease in the purchase costs of imported crude oil. Please clarify why your Exploration and Production segment purchases crude oil in addition to quantities produced. In doing so, please tell us if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. Refer to Item 1207 of Regulation S-K.

The Company respectfully advises the Staff that in response to the business and market demand it imports portion of crude oil through the exploration and production segment in order to meet the demand of the refineries of the Company. The operating expenses of the Company decreased from 2008 to 2009 due to the fact that international crude oil prices remained low throughout 2009. The Company imports crude oil and natural gas in accordance with its own annual production and sales plan and never imports crude oil and natural gas in order to satisfy any commitment to provide material fixed and determinable quantity of oil and gas in the near future under existing contracts or agreements.
Long-Term Contractual Obligations and Other Commercial Commitments and Payment Obligations, page 74
9.	Please tell us how you considered including interest payments related to your debt in your contractual obligations table. See footnote 46 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, for guidance.

The Company respectfully advises the Staff that its contractual obligation for interest payment in the past years was not substantial and the Company therefore did not make any related disclosure. In view of the growth of the Company’s debts for interest payments, the Company may disclose interest payments in the future.
Commodity Price Risk, page 111
10.	We note your disclosure that other than certain subsidiaries of your company, you generally do not use any derivative instruments to evade price risk. Please tell us and disclose the nature and terms of derivative instruments transacted by certain of your subsidiaries.

The Company advises the Staff that one of its subsidiaries uses hedging instruments to manage price risks and these hedging instruments are not significant to the Company. Further, as that subsidiary is not significant to the Company’s financial condition and operating results, the Company believes it is not required to disclose the nature and terms of the derivative instruments transacted by that subsidiary.
(f) Property, plant and equipment, page F-10
11.	Please tell us and disclose how you account for turnaround costs associated with maintenance of your refineries.

The Company advises the Staff that in accordance with relevant requirements in IAS 16 as well as consistent with industry practice, the Company records turnaround expenditures as part of the carrying amount of property, plant and equipment to the extent that such expenditures meet the capitalization criteria. Otherwise, such expenditures are expensed as a current period cost. The foregoing accounting principle is consistent with the relevant accounting policy disclosed. The Company further advises that the turnaround expenditures incurred are not considered significant to the Company’s financial condition nor operating results.
Note 16 Property, Plant and Equipment, page F-25
12.	We note you carry your property, plant, and equipment based on the revaluation model described in IAS 16. We also note the most recent valuations you undertook for various classed of assets were performed between 1999 and 2006, but, in the intervening years, your directors review the carrying values differ materially from their respective fair values. Please tell us the following:
•	Clarify for us how you considered the requirement in paragraph 31 of IAS 16 to perform revaluations with sufficient regularity to ensure the carrying amount does not differ materially from the fair value at the end of the reporting period;

•	Explain to us in detail the process your directors used at December 31, 2009 to review the carrying values of property, plant, and equipment and make any required adjustments;

•	Tell us how you considered the disclosure requirements of paragraph 77(c) of IAS 16 with respect to both your independent valuations and your directors’ review of carrying values; and

•	Tell us how you considered disclosing the carrying amount that would have been recognized had the property, plant and equipment been carried under the cost model rather that the revaluation model pursuant to paragraph 77(e) of IAS 16.
The Company advises the Staff that the Company’s property, plant and equipment comprise buildings, oil and gas properties, equipment and machinery, motor vehicles, other and construction in progress. Oil and gas properties and equipment and machinery constitute the most significant items in property, plant and equipment, respectively accounting for 48.3% and 21.8% of the carrying amount of the Company’s property, plant and equipment at December 31, 2009.
The following is a summary of the past revaluations undertaken to date:

- Refining and chemical production assets (comprising a significant portion of equipment and machinery) — in 1999 (IPO-driven revaluation) and in 2003

- Oil and gas properties — in 1999 (IPO-driven revaluation) and in 2006

The revaluation of refining and chemical production assets in 2003 resulted in RMB 872 million in excess of the carrying amount immediately prior to the revaluation and a revaluation loss of RMB 1,257 million. The revaluation of oil and gas properties in 2006 did not result in significant difference from their carrying amount.

Based on the impairment assessments performed in 2008 and 2009 relating to oil and gas properties and refining and chemical production equipment, we noted that the assets that were not impaired did not have fair values (equating to their value in use) that were materially different from their carrying values. For those assets which were impaired, they were generally older and less efficient facilities or properties for which there was no indication of any significant upward revaluations that would have been necessary if independent revaluations had been carried out.

The IASB issued for comments a draft IFRS1 (Amendment) “First-time Adoption of International Financial Reporting Standards” in 2008 and proposed that a company that conducted a fair valuation of its assets and liabilities in connection with its initial public offering to use such fair value amounts as deemed cost at the date of the fair valuation.

The Company has early adopted IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards” (issued on May 6, 2010 as part of the International Accounting Standards Board’s annual improvements to IFRS) from June 30, 2010. With the adoption of IFRS 1 (amendment), the Company has effectively moved back to the historical model of accounting for its property, plant and equipment.
Note 38 Segment Information, page F-44
13.	We note the disclosure beginning in fiscal 2009 that you redefined your operating segments as follows:
•	The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

•	The marketing of refined products and trading businesses are now included in a new Marketing segment.
Please tell us whether this results from a change in the way you manage your business, and the resulting identification of your operating segments, or if this results from a change in how you aggregate your existing operating segments. To the extent that this represents a new aggregation of existing operating segments, explain to us, in reasonable detail, why you believe aggregation is appropriate. As part of your response, explain to us how you have considered aggregation criteria in paragraph 12 of IFRS 8 and the quantitative threshold guidance in paragraphs 13-19 of IFRS 8. In either event, provide us with a copy of the report reviewed by your CODM for the quarter ended December 31, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). If you have made substantive changes to the CODM reports compared to the quarter ending December 31, 2008, and those changes have impacted your segment reporting, provide copies of the old reports or otherwise explain, in reasonable detail, the changes and how they impact your segment reporting.
The Company advises the Staff that the redefining of the operating segments in fiscal year 2009 was made in conjunction with a restructuring of the Group’s business as well as the adoption (from January 1, 2009) of IFRS 8, ‘Operating segments’ which requires a ‘management approach’ under which segment information is presented under the same basis as that on which CODM evaluate of performance and resource allocation decision making purposes. We confirm our segments are presented under the same basis with what basis CODM evaluate the operating performance and decide how to allocate resources to operating segments.
Supplementary Information on Oil and Gas Exploration and Production Activities, page F-49
Proved reserve estimate table, page F-50
14.	We note your disclosure on page 55 which specifies that you are subject to a variety of taxation, fees and royalty including a value added tax, consumption tax, a resource tax, a compensatory fee, a royalty fee and a crude oil special gain levy. Please tell us how you classify volumes of oil and natural gas that relate to royalties, in-country home taxes, or similar items where third parties may have legal ownership of such quantities and/or receive some or all of the economic interests of such volumes. As part of your response, please tell us how you considered disclosing your treatment of such volumes and how they impact your reported reserves and production volumes.

The Company advises the Staff that substantially all of its reserves are located in China and the Company reports these reserves on a net basis, excluding any interests held by third parties. Therefore, volumes of oil and natural gas that relate to royalties, taxes or similar items where third parties may have legal ownership are irrelevant and not reflected in the Company’s reserves report. The Company believes the total amount of interests held by third parties are insignificant and it is not material to report the reserves and production volumes on a gross basis.
Exhibit 15.1 DeGolyer and MacNaughton Reort
15.	We note the following disclosure in the penultimate paragraph of the report, which reads, “To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefore.” It appears from this statement that conclusions were reached without possessing the requisite information. Therefore, we believe DeGolyer and MacNaughton should address this limiting language in one of the following ways, as deemed appropriate:
•	Remove the referenced sentence;

•	Replace the referenced sentence with a new statement which makes clear that in acting as experts for the purposes of the report and their opinion, DeGolyer and MacNaughton is not holding themselves out to be accounting or legal experts.
According to DeGolyer and MacNaughton, the referenced statement is not included in the DeGolyer and MacNaughton report. The report does contain the following statement: “To the extent that the above enumerated rules, regulations and statements require determinations of an accounting or legal nature, we are necessarily unable to express an opinion as to whether the above described information is in accordance therewith or sufficient therefore.” According to DeGolyer and MacNaughton, this statement included in the report addresses the issue raised by the Staff.
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          At your request, we hereby acknowledge that: (1) PetroChina is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) PetroChina may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,
/s/ Li Hualin
Name:	Li Hualin
Title:	Company Secretary